Exhibit 21.1

List of Subsidiaries of the Registrant

Wholly Owned Subsidiary	Place of Incorporation
Ab Initio Biotherapeutics, Inc.	Delaware
Crystal Bioscience, Inc.	California
Icagen, LLC	Delaware
OmniAb Operations, Inc.	Delaware
Taurus Biosciences, LLC	Delaware
xCella Biosciences, Inc.	Delaware